Filed pursuant to Rule 424(b)(4)

Registration No. 333-248494

Prospectus Supplement No. 1

(To Prospectus dated September 14, 2020)

BETTERWARE DE MÉXICO, S.A.B. DE C.V.

7,226,025 Ordinary Shares

1,671,900 Warrants

250,000 Unit Purchase Option

This prospectus supplement, dated October 8, 2020 (this “Supplement”), supplements and updates the prospectus of Betterware de México, S.A.B. de C.V. (“we,” “us,” “our” or “Betterware”), dated September 14, 2020 (the “Prospectus”). This Supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 6-K, filed with the Securities and Exchange Commission on October 8, 2020 (the “Current Report”). Accordingly, we have attached the Current Report to this Supplement.

The Prospectus and this Supplement relates to the issuance by us of up to an aggregate of: (i) 5,804,125 ordinary shares, no par value per share, of the Registrant (“Ordinary Shares”), issuable upon the exercise of 5,804,125 warrants (the “Public Warrants”) previously registered in connection with the Business Combination (as defined in the Prospectus),  (ii) 1,421,900 ordinary shares issued in connection with the Business Combination registered for resale by the selling shareholders named in the Prospectus (the “Selling Shareholders”), (iii) 1,421,900 warrants issued in connection with the Business Combination registered for resale by the Selling Shareholders, (iv) Unit purchase options exercisable for 250,000 ordinary shares and warrants to purchase an additional 250,000 ordinary shares registered for resale by the Selling Shareholders, (v) 250,000 ordinary shares issuable upon exercise of the unit purchase options registered for resale by the Selling Shareholders, (vi) Warrants to purchase an additional 250,000 ordinary shares issuable upon exercise of the unit purchase options registered for resale by the Selling Shareholders, and (vii) 250,000 ordinary shares issuable upon the exercise of the warrants underlying the unit purchase options registered for resale by the Selling Shareholders.

This Supplement should be read in conjunction with the Prospectus. The information in this Supplement is qualified by reference to the Prospectus, except to the extent information in this Supplement updates or supersedes the information contained in the Prospectus.

Our Ordinary Shares are listed on the Nasdaq Global Select Market under the symbol “BWMX.” On October 5, 2020, the closing price of our Ordinary Shares was $18.24.

This Supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 13 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities described in the Prospectus or this Supplement or passed upon the adequacy or accuracy of the Prospectus or this Supplement. Any representation to the contrary is a criminal offense.

The date of this Supplement is October 8, 2020.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 8, 2020

Commission File Number:  001-39251

BETTERWARE DE MÉXICO, S.A.B. DE C.V.

(Name of Registrant)

Luis Enrique Williams 549

Colonia Belenes Norte

Zapopan, Jalisco, 45145, México

+52 (33) 3836-0500

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MATERIAL INFORMATION

On October 8, 2020, Betterware de México, S.A.B. de C.V. (the “Company”) issued a press release announcing the redemption of all of its outstanding public warrants to purchase shares of the Company’s ordinary shares that were issued under the Warrant Agreement, dated October 11, 2018, as amended from time to time, by and between the Company (as successor of DD3 Acquisition Corp.) and Continental Stock Transfer & Trust Company, as warrant agent, as part of the units sold in the Company’s assignor, DD3 Acquisition Corp., initial public offering. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

A copy of the Notice of Redemption delivered by the Company is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

None of this Current Report on Form 6-K, the press release attached hereto as Exhibit 99.1 or the Notice of Redemption attached hereto as Exhibit 99.2 shall constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated October 8, 2020, “Betterware de México, S.A.B. de C.V. Announces Redemption of Public Warrants and Shareholders Meeting Resolutions.”
99.2	Notice of Redemption, dated October 8, 2020

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BETTERWARE DE MÉXICO, S.A.B. DE C.V.

By:	/s/ Luis Campos
Name:	Luis Campos
Title:	Board Chairman

Date: October 8, 2020

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Exhibit 99.1

BETTERWARE DE MÉXICO, S.AB. de C.V.

ANNOUNCES REDEMPTION OF PUBLIC WARRANTS AND SHAREHOLDERS MEETING RESOLUTIONS

Guadalajara, Mexico, October 8, 2020 – Betterware de México, S.A.B. de C.V. (Nasdaq: BWMX) (“Betterware” or the “Company”), today announced that the Company will redeem all of its outstanding public warrants (the “Public Warrants”) to purchase shares of the Company’s ordinary shares, no par value per share (the “Ordinary Shares”), that were issued under the Warrant Agreement, dated as of October 11, 2018 (as amended from time to time, the “Warrant Agreement”), by and between the Company (as successor of DD3 Acquisition Corp.) and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), and that remain outstanding at 5:00 p.m. New York City time on November 9, 2020 (the “Redemption Date”) for a redemption price of USD$0.01 per Public Warrant (the “Redemption Price”). Warrants to purchase Ordinary Shares that were issued under the Warrant Agreement in a private placement and still held by the initial holders thereof or their permitted transferees are not subject to the redemption.

Under the terms of the Warrant Agreement, the Company is entitled to redeem all of the outstanding Public Warrants if the last sales price of the Ordinary Shares is at least USD$18.00 per share on each of twenty trading days within any thirty-day trading period ending on the third trading day prior to the date on which a notice of redemption is given. This share price performance target has been met. At the direction of the Company, the Warrant Agent has delivered a notice of redemption to each of the registered holders of the outstanding Public Warrants.

Public Warrant holders have until 5:00 p.m. New York City time on the Redemption Date to exercise their Public Warrants to purchase Ordinary Shares. Each Public Warrant entitles the holder thereof to purchase one Ordinary Shares at a cash price of USD$11.44 per Public Warrant exercised (the “Exercise Price”).

The Company’s board of directors has elected to require that, following delivery of the notice of redemption and prior to 5 p.m. New York City time on the Redemption Date, all Public Warrants be exercised only on a cashless basis. As a result of the board of directors having made this election, holders may no longer exercise Public Warrants in exchange for payment in cash of the Exercise Price. Instead, a holder exercising a Public Warrant will be deemed to pay the per warrant Exercise Price by the surrender of 0.63 of a share of Ordinary Shares that such holder would have been entitled to receive upon a cash exercise of each Public Warrant. Accordingly, by virtue of the cashless exercise of the Public Warrants, exercising warrant holders will receive 0.37 of a share of Ordinary Shares for each Public Warrant surrendered for exercise.

The number of Ordinary Shares that each exercising warrant holder will receive by virtue of the cashless exercise was calculated in accordance with Section 3.3.1(b) of the Warrant Agreement and will be equal to the quotient obtained by dividing (x) the product of the number of shares underlying the Public Warrants held by such warrant holder, multiplied by the difference between USD$18.23, the average reported last sale price of the Ordinary Shares for the five trading days ending on October 5, 2020, the third trading day prior to the date of the redemption notice (the “Fair Market Value”) and the Exercise Price, by (y) the Fair Market Value. If any holder of Public Warrants would, after taking into account all of such holder’s Public Warrants exercised at one time, be entitled to receive a fractional interest in a share of Ordinary Shares, the number of shares the holder will be entitled to receive will be rounded up to the nearest whole number of shares.

None of the Company, its board of directors or employees has made or is making any representation or recommendation to any holder of the Public Warrants as to whether to exercise or refrain from exercising any Public Warrants.

The shares of Ordinary Shares underlying the Public Warrants have been registered by Betterware under the Securities Act of 1933, as amended, and are covered by a registration statement filed on Form F-4 with, and declared effective by, the Securities and Exchange Commission (Registration No. 333-233982).

Questions concerning redemption and exercise of the Public Warrants can be directed to Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, New York 10004, Attention: Compliance Department, telephone number (212) 509-4000.

Additionally, the Company is pleased to announce that all resolutions considered at its Shareholders Ordinary Meeting held on October 2, 2020, have been approved by its shareholders. The resolutions approved by the shareholders include:

(i)	To ratify the Shareholders’ resolutions dated August 17, 2020, where Betterware’s shareholders acknowledged that as of such date, the Company had 2,460,000 treasury shares;

(ii)	To recognize that, as of September 30, 2020, certain Betterware’s warrant holders had exercised 352,256 warrants on a cash basis in exchange of 352,256 common shares, no par value, of the Company;

(iii)	The approval of an increase in the variable portion of the capital stock of the Company for an amount of MXN$89,235,277.00, subscribed and paid by the Company’s warrant holders mentioned in paragraph (ii) above; and

(iv)	The approval of an issuance of 689,021 Company’s treasury shares to be subscribed and paid by the Company’s management in terms of the Management Incentive Plan.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer of any of the Company’s securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Betterware de México, S.A.B. de C.V.

Founded in 1995, Betterware is a direct-to-consumer company in Mexico. Betterware is focused on the home solutions and organization segment, with a wide product portfolio for daily solutions including organization, kitchen preparation, food containers, smart furniture, among others.

Betterware has a distribution network of over 782,000 distributors and associates, who serve approximately 3 million households in more than 800 communities throughout Mexico. Its main distribution center is located in Guadalajara, Jalisco.

Forward Looking Statements

Certain statements included in this press release that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the redemption of the Public Warrants and the expected proceeds from the exercise of the Public Warrants. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Betterware’s management and are not predictions of actual performance. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements, including but not limited to general economic, financial, legal, political and business conditions and changes in domestic and foreign markets, and the impact of COVID-19 on our business and the economy as a whole, and the other risks discussed under the heading “Risk Factors” in the registration statement on F-1 filed by Betterware on September 14, 2020 and other documents Betterware files with the SEC in the future. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. These forward-looking statements speak only as of the date hereof and Betterware disclaims any obligation to update these forward-looking statements.

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Contact Information

Investor Relations Contacts
Betterware IR	ICR
ir@better.com.mx	Allison Malkin
+52 (33) 3836 0500 Ext. 2011	203-682-8225

Please visit the Betterware investor relations website at https://ri.betterware.com.mx/financiera/reportes-trimestrales to view the financial results included in the letter to shareholders. The Company intends to continue to make future announcements of material financial and other information through its investor relations website. The Company will also, from time to time, disclose this information through press releases, filings with the Securities and Exchange Commission, conference calls, or webcasts, as required by applicable law.

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Exhibit 99.2

October 8, 2020

NOTICE OF REDEMPTION

TO THE HOLDERS OF BETTERWARE DE MÉXICO, S.A.B. DE C.V.

PUBLIC WARRANTS

(CUSIP P1666E113)

Dear Public Warrant Holder,

Betterware de México, S.A.B. de C.V. (the “Company”) hereby gives notice that it is redeeming, at 5:00 p.m. New York City time on November 9, 2020 (the “Redemption Date”), all of the Company’s outstanding public warrants (the “Public Warrants”) to purchase shares of the Company’s ordinary shares, with no par value (the “Ordinary Shares”), that were issued under the Warrant Agreement, dated October 11, 2018 (as amended from time to time, the “Warrant Agreement”), by and between the Company (as successor of DD3 Acquisition Corp.) and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), as part of the units sold in the Company’s assignor, DD3 Acquistion Corp., initial public offering (the “IPO”), at a redemption price of USD$0.01 per Public Warrant (the “Redemption Price”) for those Public Warrants that remain outstanding following 5:00 p.m. New York City time on the Redemption Date.

Any Public Warrant that remains unexercised at 5:00 p.m. New York City time on the Redemption Date will be void, and no longer exercisable and their holders will have no rights with respect to those Public Warrants, except to receive, upon surrender of the Public Warrants, the Redemption Price. Note that the act of exercise is VOLUNTARY, meaning holders must instruct their broker to submit their Public Warrants for exercise prior to 5:00 p.m. on the Redemption Date. Warrants to purchase Ordinary Shares that were issued under the Warrant Agreement in a private placement and still held by the initial holders thereof or their permitted transferees are not subject to this notice of redemption.

The Public Warrants are listed on the Over the Counter (OTCQX) market under the symbol “BWXMF”. On October 5, 2020, the closing price of the Ordinary Shares was USD$18.24.

TERMS OF REDEMPTION; CESSATION OF RIGHTS

The rights of the Public Warrant holders to exercise their Public Warrants will terminate immediately prior to 5:00 p.m. New York City time on the Redemption Date. At 5:00 p.m. New York City time on the Redemption Date and thereafter, holders of unexercised Public Warrants will have no rights with respect to those Public Warrants, except to receive the Redemption Price. We encourage you to consult with your broker, financial advisor and/or tax advisor to consider whether or not to exercise your Public Warrants.

The Company is exercising this right to redeem the Public Warrants pursuant to Section 6 of the Warrant Agreement. Pursuant to Section 6.1 of the Warrant Agreement, the Company has the right to redeem all of the outstanding Public Warrants if the last sales price of the Ordinary Shares equals or exceeds USD$18.00 per share on each of 20 trading days within any 30-day trading period ending on the third trading day prior to the date on which a notice of redemption is given. The last sales price of the Ordinary Shares has been at least USD$18.00 per share on each of 20 trading days within the 30-day trading period ending on October 5, 2020 (which is the third trading day prior to the date of this redemption notice).

EXERCISE PROCEDURE

Public Warrant holders have until 5:00 p.m. New York City time on the Redemption Date to exercise their Public Warrants to purchase Ordinary Shares. Each Public Warrant entitles the holder thereof to purchase one share of Ordinary Shares at a cash price of USD$11.44 per Public Warrant exercised (the “ Exercise Price”).

In accordance with Section 3.3.1(b) of the Warrant Agreement, the Company’s board of directors has elected to require that, following delivery of this notice of redemption and prior to 5 p.m. New York City time on the Redemption Date, all Public Warrants be exercised only on a cashless basis.

As a result of the board of directors having made this election, holders may no longer exercise Public Warrants in exchange for payment in cash of the Exercise Price. Instead, a holder exercising a Public Warrant will be deemed to pay the per warrant Exercise Price by the surrender of 0.63 of a share of Ordinary Shares that such holder would have been entitled to receive upon a cash exercise of each Public Warrant. Accordingly, by virtue of the cashless exercise of the Public Warrants, exercising warrant holders will receive 0.37 of a share of Ordinary Shares for each Public Warrant surrendered for exercise.

The number of shares that each exercising warrant holder will receive by virtue of the cashless exercise was calculated in accordance with Section 3.3.1(b) of the Warrant Agreement and will be equal to the quotient obtained by dividing (x) the product of the number of shares underlying the Public Warrants held by such warrant holder, multiplied by the difference between USD$18.23, the average reported last sale price of the Ordinary Shares for the five trading days ending on October 5, 2020, the third trading day prior to the date of this notice (the “Fair Market Value”) and the Exercise Price, by (y) the Fair Market Value. If any holder of Public Warrants would, after taking into account all of such holder’s Public Warrants exercised at one time, be entitled to receive a fractional interest in a share of Ordinary Shares, the number of shares the holder will be entitled to receive will be rounded up to the nearest whole number of shares.

Those who hold their Public Warrants in “street name” should immediately contact their broker to determine their broker’s procedure for exercising their Public Warrants because the process to exercise is voluntary.

Persons who are holders of record of their Public Warrants may exercise their Public Warrants by sending a fully and properly completed “Election to Purchase” (a form of which is attached hereto as Annex A), duly executed and indicating, among of things, the number of Public Warrants being exercised, to the Warrant Agent:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, NY 10004

Attention: Compliance Department

Telephone: (212) 509-4000

The method of delivery of the Public Warrants is at the option and risk of the Public Warrant holder and its broker.

The fully and properly completed Election to Purchase must be received by Continental Stock Transfer & Trust Company prior to 5:00 p.m. New York City time on the Redemption Date. Subject to the following paragraph, any failure to deliver a fully and properly completed Election to Purchase before such time will result in such holder’s Public Warrants being redeemed and not exercised.

WARRANTS HELD IN STREET NAME

For holders of Public Warrants who hold their warrants in “street name,” provided that a Notice of Guaranteed Delivery is received by the Warrant Agent prior to 5:00 p.m. New York City time on the Redemption Date, broker dealers shall have two business days from the Redemption Date, or 5:00 p.m. New York City time on November 9, 2020, to deliver the Public Warrants to the Warrant Agent. Any such Public Warrant received without the Election to Purchase or the Notice of Guaranteed Delivery having been duly executed and fully and properly completed will be deemed to have been delivered for redemption (at USD$0.01 per Public Warrant), and not for exercise.

REDEMPTION PROCEDURE

Payment of the Redemption Price will be made by the Company upon presentation and surrender of a Public Warrant for payment after 5:00 p.m. New York City time on the Redemption Date. Those who hold their shares in “street name” should contact their broker to determine their broker’s procedure for redeeming their Public Warrants.

Any questions you may have about redemption and exercising your Public Warrants may be directed to the Warrant Agent at its address and telephone number set forth above.

*********************************

Any questions you may have about redemption and exercising your Public Warrants may be directed to the Warrant Agent at its address and telephone number set forth above.

Sincerely,

Betterware de México, S.A.B. de C.V.

/s/ Luis Germán
Name:	Luis Germán Campos Orozco
Title:	Attorney-in-fact

Annex A

BETTERWARE DE MÉXICO, S.A.B. DE C.V.

Election to Purchase

(To Be Executed Upon Exercise of Public Warrant)

The undersigned hereby irrevocably elects to exercise the right to receive shares of Ordinary Shares, no par value (the “Shares”), of Betterware de México, S.A.B. de C.V. (the “Company”) and herewith surrenders the Public Warrants in accordance with the terms hereof.

The Public Warrant has been called for redemption by the Company pursuant to Section 6 of the Warrant Agreement and the Company has required cashless exercise pursuant to Section 6.3 of the Warrant Agreement. Accordingly, the number of Shares that this Public Warrant is exercisable for, shall be determined in accordance with subsection 3.3.1(b) and Section 6.3 of the Warrant Agreement and set forth in the notice of redemption sent to holders in such event.

Number of Public Warrants submitted for Exercise: _______________________

Delivery of Public Warrants via DWAC Withdrawal (Cusip # [●])

Name of Broker: ________________________ DTC Number: __________________

Underlying Shares of Ordinary Shares (Cusip Number: [●]) to be delivered via DWAC:

___________________

Date of Exercise: , 2020 (Date Notice and warrants are delivered to Warrant Agent)

_______________________________________________________ (Name of Investor)

_______________________________________________________ (Signature of Investor)

Signature Guaranteed:

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